Sub-Item 77E:  Litigation
PBHG Funds (now known as Old Mutual Funds II) and
PBHG Fund Distributors (now known as Old Mutual
Investment Partners) have been named as defendants in a Class Action Suit (?Class Action Suit?) and a separate Derivative Suit (?Derivative Suit?) (together the ?Civil Litigation?). The Civil Litigation consolidates and coordinates a number of individual class action suits and derivative suits based on similar claims, which were previously filed against PBHG Funds and PBHG
Fund Distributors in other jurisdictions, and were transferred to the U.S. District Court for the District of Maryland (the ?Maryland District Court?). Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004
(MDL 1586).
The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of PBHG Fund Distributors as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of PBHG Funds? 12b-1 Plan.
Plaintiffs have reached settlements that will resolve the claims asserted in the Class Action Suit and the Derivatives Suit (together, the ?Settlement?). A description of the Settlement and its terms may be found at http://www.mutualfundsettlements.com/pb/index.p hp.
Old Mutual Capital does not believe that the terms of the Settlement will materially affect the Fund or its ability to carry out its duty as investment adviser to the Fund.